UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14F-1/A

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14(f)-1 THEREUNDER



                                  AZONIC CORP.
                       ----------------------------------
        (Exact name of registrant as specified in its corporate charter)


                                    000-26509
                                    ---------
                              (Commission File No.)


              Nevada                           84-1517404
              -------                           ----------
      (State of Incorporation)          (IRS Employer Identification No.)


                             7 Dey Street, Suite 900
                            New York, New York 10007
             -------------------------------------------------------
                    (Address of principal executive offices)


                                 (212) 962-4400
                                ----------------
                         (Registrant's telephone number)

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

                                  AZONIC, INC.

                       NOTICE TO SHAREHOLDERS PURSUANT TO
                          SECTION 14F OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

             ------------------------------------------------------
        NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
            NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT
                          TO SEND THE COMPANY A PROXY.


GENERAL
--------

     This Information Statement is being mailed on or about November __, 2003 to the holders of record as of October __, 2003, of common stock, (the "common stock"), of Azonic, Inc., a Nevada corporation (the "Company"). You are receiving this Information Statement in connection with the Company's appointment of a new director, to the Board of Directors of the Company (the "Designee").

     Effective ten days after this Notice to Shareholders is mailed in compliance with Section 14(f) of the Securities Exchange Act of 1934., Howard Baer resigned as Director. Greg Laborde has become Chairman and was appointed to the Board of Directors on September 22, 2003.

CONSUMMATION OF A TRANSACTION HAS RESULTED IN A CHANGE OF CONTROL.
- -----------------------------------------------------------------

     On September 22, 2003, Infinity Capital Group, Inc. of New York, New York entered into a Share Purchase Agreement whereby it purchased 4,500,000 shares or 75% of Azonic Corp. and L&M Specialties, Inc. of Carlsbad, California purchased 1,200,000 shares or 20% of Azonic Corp. from Carriage House Capital Corp. of Tempe, Arizona.

     No action is required by the shareholders of the Company in connection with the appointment of the new persons to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.


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


VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
------------------------------------------------

VOTING SECURITIES OF THE COMPANY:
---------------------------------

     On September 22, 2003, there were 6,000,000 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:
- --------------------------------------------------------------

     The sole class of equity securities of the Company issued and outstanding is the common stock.

     The following table sets forth, as of September 22, 2003, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:


Name and Address of              Amount and nature of        Post Transaction*
Beneficial Owner                 Beneficial Ownership (1)    % of Class
-------------------------------------------------------------------------------
Infinity Capital Group, Inc.     4,500,000                    75%
(beneficially Greg Laborde)(3)(4)
-------------------------------------------------------------------------------
L&M Specialties, Inc. (5)        1,200,000                    20%
-------------------------------------------------------------------------------
All Current Officers and
Directors as a Group             4,500,000                    75%
-------------------------------------------------------------------------------
Total Shares Issued and
Outstanding                      6,000,000                   100%
--------------------------------------------------------------------------------

(1) Unless otherwise indicated, the persons and/or entities named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2)  Based on 6,000,000 shares of Common Stock issued and outstanding.

(3) The address of Infinity Capital Group, Inc. and Mr. Greg Laborde is c/o the Company 7 Dey Street, Suite 900, New York, New York 10007.

(4) Mr. Laborde the sole Director/Officer of the Company owns 100% of the common stock of Infinity Capital Group, Inc. ("Infinity Capital") and he is the President, CEO and Chairman of the Board of Infinity Capital.

(5) The address of L&M Specialties, Inc. is 7468 Via De Fortuna, Carlsbad, California 92009.


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

     All of the above disclaim any beneficial ownership in shares owned by other family members, except as noted.

Notes to the table:

     Unless otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

DIRECTORS AND EXECUTIVE OFFICERS
---------------------------------

     The following sets forth the names and ages of the current Director, nominees for directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2003, the Board of Directors held one formal meeting. There are no family relationships among any of the Directors, nominees or executive officers.

GREG LABORDE, Age 38, as of September 22, 2003 became the President and sole director of the Company. Mr. Laborde has over 17 years experience on Wall Street in the areas of investment banking, trading, sales and financial consulting. From 1986 to 1997, Mr. Laborde worked in corporate finance at a number of prestigious NYC based investment banks, including: Drexel Burnham Lambert, Lehman Brothers, Gruntal & Co., and Whale Securities. During his Wall Street tenure, Mr. Laborde was involved in over 20 public and private financing transactions totaling over 100 million dollars. In 1999 he founded and took public Origin Investment Group., a business development company that was involved in investing in IT related businesses. While serving as Chairman & CEO, Mr. Laborde was responsible for providing 2 million in direct equity investments, a 10 million equity credit line, as well as successfully negotiating definitive agreements to acquire several private businesses. In late December 2001, Origin completed a merger with International Wireless, Inc., a private company involved in developing visual intelligence software solutions for wireless and mobile devices. Mr. Laborde holds a Bachelor of Science degree from Lafayette College. Mr. Laborde currently is the President, CEO and Chairman of the Board and sole shareholder of Infinity Capital Group, Inc. which owns 4,500,000 common shares or 75% of all common shares of the Company.


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

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
-----------------------------------------------

     Infinity Capital Group, Inc. ("Infinity Capital") owns 4,500,000 out of a total of 6,000,000 common outstanding shares of the Company. Mr. Greg Laborde, the President and only director of the Company is the President, CEO and Chairman of the Board of Infinity Capital Group, Inc. In addition, Mr. Laborde owns 100% of all outstanding shares of Infinity Capital.

FAMILY RELATIONSHIPS.  None.
----------------------

STANDING AUDIT COMMITTEE.  None.
--------------------------

NOMINATION COMMITTEE.  None.
---------------------

COMPENSATION COMMITTEE.  None.
-----------------------

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

EXECUTIVE COMPENSATION
-----------------------

     No other Director of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

     The Company may pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

     The Company did not provide compensation to the prior officers and directors.

LEGAL PROCEEDINGS:
- -----------------

     The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:
- ------------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

     The following persons who were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

     Greg Laborde, the current sole officer and director of the company, Infinity Capital Group, Inc. and L&M Specialties, Inc., owners of more than 10% of the Company's common stock, were each required to file a Statement of Beneficial ownership of Securities on Form 3 at the time of their appointment and/or acquisition of more than 10% beneficial ownership of securities. J.R. Nelson, the former sole officer and director of the company and John Brasher the former beneficial owner of more than 10% of the Company's common stock, were each required to file a Statement of Beneficial ownership of Securities on Form 3 at the time of the registration of the Company's securities under Section
12(g) of the 10 Act. None of them made a timely filing on Form 3. None of the named individuals filed Form 5 for year ended March 31, 2003.


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

OTHER INFORMATION:
- -----------------

     The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


Dated:  November 14, 2003

                                 By Order of the Board of Directors
                                 Azonic, Inc.


                                 By: /s/ Greg Laborde
                                     --------------------------------
                                      Greg Laborde, President
                                      And Chairman of the Board


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